Christopher L. Tinen Partner O 858.910.4809 | F 858.434.5006 ctinen@swlaw.com

June 26, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Conlon Danberg
Jane Park

Re:	Tivic Health Systems, Inc.
Registration Statement on Form S-1
Filed June 6, 2025
File No. 333-287853

Ladies and Gentlemen:

On behalf of our client, Tivic Health Systems, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 17, 2025, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on June 6, 2025 (the “Registration Statement”). We are filing via EDGAR this letter in response thereto.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. All page references herein correspond to the pages of the previously filed Registration Statement.

Registration Statement on Form S-1 filed June 6, 2025

Plan of Distribution, page 16

1.	We note your response to previous comment 1. Section 2.3(b)(xiv) of the Securities Purchase Agreement entered into with the Selling Stockholder on April 29, 2025 appears to provide that the Selling Stockholder's obligation to purchase each tranche of Preferred Shares is subject to the closing price of the Company's common stock being equal to or greater than the Floor Price of $1.294 per share for a period proceeding each Tranche Closing Date. Please clarify whether the Selling Stockholder is irrevocably bound to purchase a given tranche of Preferred Stock if the Company's common stock is trading below the Floor Price. As noted in CD&I 139.11, "closing conditions in capital formation transactions relating to the market price of the company’s securities . . . are unacceptable conditions" when a company is attempting to register the resale of common stock underlying convertible securities prior to the issuance of the convertible securities. Additionally, CD&I 139.11 provides that in such a scenario, "[t]he closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement." It appears that the six tranche closing dates will be staggered with the final Tranche Closing scheduled to occur within 90 trading days after the effectiveness of the registration statement. Please provide us with your analysis of whether 90 trading days constitutes a "short time" in this context.

In response to the Staff’s comments, the Company advises the Staff that, on June 25, 2025, the Company and the Selling Stockholder held the initial tranche closing (the “Initial Tranche Closing”) as set forth in Section 2.3(c) of that certain Securities Purchase Agreement, dated April 29, 2025, by and between the Company and the Selling Stockholder (the “Securities Purchase Agreement”), whereby the Selling Stockholder paid $700,000 to the Company (the “Initial Tranche Purchase Price”) for the purchase of 700 shares of the Company’s Series B Non-Voting Convertible Preferred Stock (the “Preferred Shares”) and Warrants to purchase 61,287 shares of Company common stock, thereby completing the Initial Tranche Closing and formally issuing the Initial Tranche Preferred Shares and Warrants. The Company will revise the Registration Statement to include this update following the Staff’s consideration of this response.

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The Company reiterates its belief that the private placement transaction set forth in the Securities Purchase Agreement is consistent with Securities Act Compliance and Disclosure Interpretations Question 139.11 (“CD&I 139.11”) as a valid private placement in public equity (“PIPE”) transaction. Specifically, the Company reiterates that the Securities Purchase Agreement binds the Selling Stockholder to purchase 8,400 Preferred Shares at a fixed purchase price of $1,000 per share for a fixed aggregate purchase price of $8,400,000, along with 30% warrant coverage. This is further supported by the Initial Tranche Closing and issuance of the Preferred Shares and Warrants. As a result, Helena is currently at market risk both as to the Initial Tranche and subsequent tranches as a result of its binding obligations set forth in the Securities Purchase Agreement. CD&I 139.11 further provides that “[w]hen a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

Additionally, as it relates to the Staff’s comments related to the Floor Price, such term has been set in response to Nasdaq rules related to future priced securities, not as the result of Selling Stockholder negotiating a condition to closing that is within its control. As a result, this condition is not a market term but rather in response to a regulatory requirement. This is further supported by the remainder of the language set forth in Section 2.3(b)(xiv) of the Securities Purchase Agreement which provides that Selling Stockholder is obligated to fund the respective tranche “within two (2) Trading Days of the condition set forth in this Section 2.3(b)(xiv) having been met for five (5) consecutive Trading Days” once the trading price again exceeds the Floor Price. Lastly, there is an additional element of market risk for tranches that fund near, but above the Floor Price, as subsequent conversions may then be at a premium to the then market price after funding has occurred as a result of the Floor Price. The Selling Stockholder does not have a corrective provision or closing condition to address such market risk and such term is outside of the control of the Selling Stockholder.

As it relates to the private placement closing being a “short time” after the effectiveness of this Registration Statement, the Company advises the Staff that, as to the Initial Tranche, the Preferred Shares and Warrants have been issued prior to the effectiveness of this Registration Statement. As for the remaining tranches, the Selling Stockholder is irrevocably bound to invest and no closing conditions are within its control. Given such facts, and in light of other tranched fundings being extended over periods of as long as 12 or 24 months, the Company views the time between fundings of the subsequent tranches and effectiveness as short.

Accordingly, based on the facts and circumstances present, the Company respectfully submits that, based on the foregoing, the proposed resale of the Shares by the Selling Stockholder as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i) and, as such, the Selling Stockholder should not be deemed to be an underwriter under the Securities Act.

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Please direct any questions regarding the Company’s responses or its Registration Statement to me at (858) 910-4809 or ctinen@swlaw.com.

Sincerely,

SNELL & WILMER L.L.P.

/s/ Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:	Jennifer Ernst, Tivic Health Systems, Inc.

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